UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 3, 2020

Live Oak Acquisition Corp.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-39280	82-1924518
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification Number)

774A Walker Rd
Great Falls, Virginia	10543
(Address of principal executive offices)	(Zip code)

(901) 685-2865
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	LOAK.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	LOAK	The New York Stock Exchange
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	LOAK WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

General

On October 3, 2020, Live Oak Acquisition Corp., a Delaware corporation (“Live Oak”), Green Merger Corp., a Georgia corporation (“Merger Sub”), Meredian Holdings Group, Inc., a Georgia corporation (the “Company”), Live Oak Sponsor Partners, LLC, as representative for Live Oak, for certain purposes described in the Merger Agreement (the “Live Oak Representative”) and John A. Dowdy, Jr., as representative of the shareholders of the Company for certain purposes described in the Merger Agreement (the “Shareholder Representative”), entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which Live Oak and the Company will enter into a business combination. The terms of the Merger Agreement, which contains customary representations and warranties, covenants, closing conditions other terms relating to the Merger (defined below) and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

The Merger Agreement

Structure of the Transaction

The transaction is structured as a reverse triangular merger, which includes the following:

(a)	Pursuant to the Merger Agreement, at the Effective Time, Merger Sub, a newly formed, wholly-owned direct subsidiary of Live Oak, will be merged with and into the Company (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with the Company surviving the Merger as a wholly-owned direct subsidiary of Live Oak (the “Surviving Corporation”);

(b)	Contemporaneously with the execution of the Merger Agreement, certain investors have entered into certain subscription agreements, pursuant to which such investors will purchase shares of Class A Common Stock, par value $0.0001 per share (“Live Oak Common Stock”) of Live Oak at a purchase price of $10.00 per share in a private placement to be consummated immediately prior to the consummation of the Proposed Transactions;

(c)	Contemporaneously with the execution of the Merger Agreement, Live Oak and certain Shareholders of the Company representing a majority of the outstanding shares of the Company’s common stock, $0.001 par value, (the “Company Common Stock”) entered into Support Agreements, pursuant to which such Shareholders agreed, among other things, to vote their shares of Company Common Stock in favor of the Merger Agreement, the Merger and the other Proposed Transactions as further described below under “Stockholder Support Agreements”;

(d)	Contemporaneously with the execution of the Merger Agreement, Live Oak and certain Specified Shareholders of the Company entered into Non-Competition Agreements (the “Non-Competition Agreements”), pursuant to which such Specified Shareholders agreed, among other things, to refrain from (i) owning, operating or having any interest in a Competing Business (as defined below); (ii) soliciting, among others, any customer, supplier or vender in relation to researching, developing, manufacturing, marketing, distributing and selling biodegradable bio-plastic replacements for traditional petroleum-based plastics (the “Business”) or (iii) soliciting any officer, employee, representative or agent of Live Oak or its subsidiaries who has been hired or engaged by Live Oak or any of its subsidiaries (including the Company and its subsidiaries) to leave the employ of Live Oak and its subsidiaries or hire any such individual, in each case as further described below under “Non-Competition Agreements”; and

(e)	In connection with the Closing, Live Oak, certain stockholders of the Company and certain stockholders of Live Oak will also enter into a lock-up agreement (the “Lock-Up Agreement”) described below under “Lock-Up Agreements”.

Conversion of Securities

At the Effective Time, by virtue of the Merger and without any action on the part of Live Oak, Merger Sub, the Company or the holders of any of the Company’s securities:

(a)	Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished, will cease to exist and will be converted into the right to receive the number of shares of Live Oak Common Stock equal to the quotient obtained by dividing (a)(i) Closing Payment, divided by (ii) the sum of (x) the total number of shares of Company Common Stock (other than Cancelled Shares) issued and outstanding immediately prior to the Effective Time, plus (y) the total number of Cash Free Exercise Option and Warrant Shares issuable in respect of all Company Options and Company Warrants that remain outstanding as of immediately prior to the Closing, by (b) $10.00 (the “Closing Per Share Merger Consideration”) together with any amounts that may become payable in respect of such Shares from the Adjustment Holdback Amount, the Shareholder Representative Amount, and the Earn-Out Shares, when and as provided in the Merger Agreement;

(b)	All shares of Company Common Stock held in the treasury of the Company will be cancelled and retired and will cease to exist, and no payment, distribution or other consideration will be delivered or deliverable in exchange for such shares;

(c)	Each share of common stock, $0.0001 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation; and

(d)	Each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be assumed by Live Oak and will be converted automatically at the Effective Time into an option (an “Assumed Company Option”) to acquire shares of Live Oak Common Stock, on the same terms and conditions as were applicable under such Company Option (including applicable vesting and exercise conditions) except that (a) the number of shares of Live Oak Common Stock that will be subject to each such Assumed Company Option will be determined by multiplying the number of shares of Company Common Stock subject to the corresponding Company Option by a fraction (the “Award Exchange Ratio”), the numerator of which is the Closing Per Share Merger Consideration (rounded down to the nearest whole share) multiplied by $10.00 and the denominator of which is the fair market value of a share of Live Oak Common Stock on the Closing Date and (b) the exercise price per share of each such Assumed Company Option will equal (i) the per share exercise price of the corresponding Company Option divided by (ii) the Award Exchange Ratio (rounded up to the nearest whole cent).

At least three (3) Business Days prior to the Closing Date, the Company will deliver to Live Oak a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith estimate of the Closing Payment (such estimated amount, the “Estimated Merger Consideration”), including each of its components. Prior to the Closing, Live Oak will be entitled to review, comment on, and propose changes to the Estimated Closing Statement, including the calculation of the Estimated Merger Consideration set forth therein. The Company will promptly consider in good faith any changes Live Oak proposes to the Estimated Closing Statement and revise the Estimated Closing Statement if, based on its good faith assessment, such changes are warranted.

The Adjustment Holdback Shares will be withheld from Shareholders at Closing for the purpose of securing the variances between the Estimated Merger Consideration and the Final Merger Consideration as agreed upon by Live Oak Representative and Shareholder Representative, or as determined by their mutually selected accounting firm within the period and through the process set forth in Section 3.3 of the Merger Agreement (the “Final Merger Consideration”).

If the Final Merger Consideration is greater than the Estimated Merger Consideration, then, within five Business Days after the date on which the Final Merger Consideration becomes final and binding, Live Oak will deposit with the Exchange Agent the amount of Live Oak Common Stock required to account for such difference (the “Positive Adjustment Shares”). Thereafter, the Exchange Agent will disburse the Positive Adjustment Shares and the Adjustment Holdback Shares to the Shareholders (other than Cancelled Shares and any Dissenting Shares) in accordance with the Merger Agreement.

If the Final Merger Consideration is less than the Estimated Merger Consideration, then, within five Business Days after the date on which the Final Merger Consideration becomes final and binding, the Live Oak Representative and the Shareholder Representative will jointly instruct Live Oak to deduct out of the Adjustment Holdback Shares, the number of shares of Live Oak Common Stock (the “Negative Adjustment Shares”) equal to such difference. If the Negative Adjustment Shares is less than the Adjustment Holdback Shares, then the Exchange Agent will disburse such remaining portion of the Adjustment Holdback Amount to the Shareholders in accordance with the Merger Agreement. If the Negative Adjustment Shares is greater than the Adjustment Holdback Shares, and on the one year anniversary of the Closing Date there remains any funds in the Shareholder Representative Amount after taking into account and accruing for all expenses and other amounts for which the Shareholder Representative Amount is permitted to be used under the Merger Agreement, the Shareholder Representative will pay any such excess amount in the Shareholder Representative Amount to Live Oak within thirty days following the one year anniversary of the Closing Date. The maximum exposure to the Shareholders based on any adjustments with respect to the Final Merger Consideration and the Estimated Merger Consideration is be limited to the Adjustment Holdback Shares and the remaining funds in the Shareholder Representative Amount.

“Adjustment Holdback Amount” means $4,500,000.

“Adjustment Holdback Shares” means 450,000 shares of Live Oak Common Stock.

“Closing Payment” means an amount equal to (i) the Estimated Merger Consideration, minus (ii) the Adjustment Holdback Amount, minus (iii) the Shareholder Representative Amount.

“Estimated Merger Consideration” means an amount equal to (i) $450,000,000, minus (ii) the Closing Date Net Debt, minus (iii) the Transaction Expenses Adjustment Amount, plus (iv) any Earn-Out Shares, as determined by the Company in good faith at least three Business Days prior to the Closing Date.

“Shareholder Representative Amount” means $250,000.

Conversion of Convertible Notes and Exercise of Warrants

Prior to the Closing, the Company’s board of directors will have adopted resolutions, and the Company has agreed to take all other actions reasonably necessary, to permit each Company Warrant that remains outstanding as of immediately prior to the Closing to be exercisable in exchange for shares of Live Oak Common Stock immediately after the Effective Time. After the conversion or repayment of the Convertibles Notes, and the exercise of the Company Warrants, and the resolutions passed by the Company Board pursuant to the Merger Agreement, the Convertible Notes and the Company Warrants will no longer represent the right to purchase shares of Company Common Stock or any other Equity Interests of the Company, Merger Sub, the Surviving Corporation or any other Person or the right to receive any other consideration other than as provided in the Merger Agreement.

Earn-Out Shares

In addition to the Closing Per Share Merger Consideration, Live Oak will, upon receipt of written instructions from the Live Oak Representative, issue or cause to be issued (which, for the avoidance of doubt, will not be issued and outstanding unless or until the following conditions are met) to each Shareholder its “pro rata portion” of the following contingent merger consideration amounts (collectively, the “Earn-Out Shares”) subject to the terms and conditions set forth below:

(a) 2,500,000 shares of Live Oak Common Stock if the volume weighted average price of Live Oak Common Stock on the NYSE or such other exchange as such shares may then be listed as reported on Bloomberg L.P. under the function “VWAP” (or, if not reported therein, in another authoritative source mutually selected by the parties) (“VWAP”) equals or exceeds fifteen dollars ($15.00) per share for any twenty (20) trading days within a 30-day trading period beginning on the six (6) month anniversary of the Closing Date and ending on the third anniversary of the Closing Date;

(ii) 2,500,000 shares of Live Oak Common Stock if the VWAP of Live Oak Common Stock on the NYSE or such other exchange as such shares may then be listed equals or exceeds twenty dollars ($20.00) per share for any twenty (20) trading days within a 30-day trading period beginning on the six (6) month anniversary of the Closing Date and ending on the fifth anniversary of the Closing Date; and

(iii) 1,000,000 shares of Live Oak Common Stock if the VWAP of Live Oak Common Stock on the NYSE or such other exchange as such shares may then be listed equals or exceeds twenty-five dollars ($25.00) per share for any twenty (20) trading days within a 30-day trading period beginning on the six (6) month anniversary of the Closing Date and ending on the fifth anniversary of the Closing Date.

The right of a Shareholder to receive any portion of the Earn-Out Shares will be non-transferable, and no Shareholder may transfer, assign, pledge or convey any interest in the Earn-Out Shares, except by operation of law.

Proxy Statement and Registration Statement

As promptly as practicable, after the date of the Merger Agreement and receipt of the Company’s audited financial statements, (a) Live Oak and the Company will prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the Live Oak Stockholders relating to the meeting of the Live Oak Stockholders (the “Live Oak Stockholders’ Meeting”) to be held to consider approval and adoption of (1) the Merger Agreement and the Merger, (2) the issuance of Live Oak Common Stock as contemplated by the Merger Agreement (including the Earn-Out Shares) and the PIPE, (3) an employee stock purchase plan for Live Oak, (4) the New Equity Incentive Plan, (5) the following amendments to Live Oak’s Certificate of Incorporation: (A) increasing the authorized shares of Live Oak Class A Common Stock to 200,000,000 shares, (B) deleting the classified Live Oak Board structure, and (C) deleting the provisions of Section 5.4, Article VII, Article IX and Article X of the Live Oak Certificate of Incorporation and (6) any other proposals the parties deem necessary to effectuate the Merger and the transactions contemplated by the Merger Agreement (collectively, the “Live Oak Proposals”) and (b) Live Oak will prepare and file with the SEC a registration statement on Form S-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of Live Oak Common Stock (A) to be issued to the Company Stockholders pursuant to the Merger Agreement (including the Earn-Out Shares) and (B) held by the Live Oak Stockholders immediately prior to the Effective Time.

Stock Exchange Listing

Live Oak will cause the Closing Per Share Merger Consideration, the Earn-Out Shares and any other shares of Live Oak Common Stock issued or issuable to the holders of Company Common Stock (the “Shareholders”) in accordance with the terms of the Merger Agreement in connection with the Merger and the transactions contemplated thereby to be approved for listing on the New York Stock Exchange (“NYSE”) at Closing, or on such other exchange as such shares of Live Oak Common Stock may then be listed when so issued.

Exclusivity

From the date of the Merger Agreement until the Effective Time, the Company and its Subsidiaries will not, directly or indirectly, and will cause their respective Representatives not to (i) solicit, initiate, induce, facilitate or encourage the making, submission of any inquiries, proposal or offer from any other Person relating to a potential business combination with or acquisition of the Company or the Business (whether by way of merger, purchase of Equity Interests, purchase of assets, or otherwise) or any portion of the Equity Interests or assets of the Company or any of its Subsidiaries (a “Competing Transaction”), (ii) participate in or continue any activities, discussions, or negotiations regarding a Competing Transaction, (iii) provide information regarding the Company, its Subsidiaries or the Business to, or enter into or agree to enter into any Contract with, any Person, other than Live Oak and its Representatives, in connection with a possible Competing Transaction with such Person or (iv) fail to provide a copy of the Company Board Recommendation for inclusion by Live Oak in the Proxy Statement. The Company and its Subsidiaries will, and will cause its Representatives to, immediately cease any existing activities, discussions, and negotiations with any other Person with respect to any of the foregoing. The Company will immediately advise Live Oak orally and in writing of the receipt by the Company or any of its Representatives of any oral or written communication, proposal, offer, or inquiry from any other Person regarding a Competing Transaction, including the identity of the Person making the same and the material terms and conditions of any proposal or offer. The Company and its Subsidiaries will not, directly or indirectly, and will cause its Representatives not to (i) withdraw or modify in any manner adverse to Live Oak or Merger Sub, the consummation of the Proposed Transactions, propose to withdraw or modify in any manner adverse to Live Oak or Merger Sub, the Company Board Recommendation or (ii) recommend, declare advisable, or propose publicly to recommend or declare advisable any Competing Transaction.

From the date of the Merger Agreement until the Effective Time, Live Oak will not, directly or indirectly, and will cause its Representatives not to (i) solicit, initiate, induce, facilitate or encourage the making, submission of any inquiries, proposal or offer from any other Person relating to a potential business combination with Live Oak or acquisition by Live Oak of another company or business (whether by way of merger, purchase of Equity Interests, purchase of assets, or otherwise) or any portion of the Equity Interests or assets of another company or business (a “Competing Live Oak Transaction”), (ii) participate in or continue any activities, discussions, or negotiations regarding a Competing Live Oak Transaction or (iii) provide information regarding Live Oak or its business, or enter into or agree to enter into any Contract with, any Person, other than the Company and its Representatives, in connection with a possible Competing Live Oak Transaction with such Person. Live Oak will, and will cause its Representatives to, immediately cease any existing activities, discussions, and negotiations with any other Person with respect to any of the foregoing. Live Oak will immediately advise the Company orally and in writing of the receipt by Live Oak or any of its Representatives of any oral or written communication, proposal, offer, or inquiry from any other Person regarding a Competing Live Oak Transaction, including the identity of the Person making the same and the material terms and conditions of any proposal or offer. Live Oak will not, directly or indirectly, and will cause its Representatives not to (i) withdraw or modify in any manner adverse to the Company, the consummation of the Proposed Transactions, propose to withdraw or modify in any manner adverse to the Company, the approval of the Merger Agreement by the Live Oak Board and the Proposed Transactions or the recommendation of the Live Oak Board to the Live Oak Stockholders to approve the Merger Agreement and the Proposed Transactions or (ii) recommend, declare advisable, or propose publicly to recommend or declare advisable any Competing Live Oak Transaction.

Closing

The Closing will occur on the date that is two Business Days after each of the closing conditions set forth in the Merger Agreement has been satisfied or, if permitted, waived.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants of (a) the Company and (b) Live Oak and Merger Sub relating to, among other things, their ability to enter into the Merger Agreement and their outstanding capitalization.

Conditions to Closing

Mutual

The obligations of the Company, Live Oak and Merger Sub to consummate the Proposed Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)	The applicable waiting period under the HSR Act shall have expired or been terminated;

(b)	No Governmental Authority shall have entered or issued any Order preventing, enjoining, or making illegal the consummation of any of the transactions contemplated by the Merger Agreement or the Related Agreements and no Law shall have been enacted or shall be deemed applicable to any of the transactions contemplated by the Merger Agreement or the Related Agreements which makes the consummation of any of such transactions illegal;

(c)	The Company’s shareholders shall have consented to the Merger Agreement and the Merger;

(d)	The Live Oak Proposals shall have been approved and adopted by the requisite affirmative vote of Live Oak’s Stockholders in accordance with the Proxy Statement and applicable Law;

(e)	The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no Proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC;

(f)	The shares of Live Oak Common Stock to be issued to the Shareholders as contemplated by the Merger Agreement (including the Earn-Out Shares) shall be listed on the NYSE as of the Closing Date;

(g)	All Company Options shall have been converted into comparable substitute equity awards of Live Oak; and

(h)	All of the outstanding warrants and all other convertible securities of the Company (other than the Company Options) shall have been converted into equity of the Company, repaid or cancelled (in the case of out-of-the-money securities) or otherwise converted at or prior to the Closing, and any rights to acquire equity of the Company (other than as described in (g) above) will be extinguished as of the Closing.

Live Oak and Merger Sub

The obligations of Live Oak and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)	Each of the representations and warranties of the Company set forth in the Merger Agreement under the sections titled (i) Organization and Authorization of the Company and its Subsidiaries; (ii) Capitalization of the Company; Subsidiaries; (iii) No Conflicts; (iv) Required Shareholder Approval; and (v) Brokers (collectively, the “Company Fundamental Representations”); shall have been true and correct as of the date of Merger Agreement and shall be true as of the Closing Date as though made on the Closing Date (except to the extent any such Company Fundamental Representation speak as of the date of the Merger Agreement or any other specific date, in which case such Company Fundamental Representation shall have been true and correct as of such date). Each of the other representations and warranties of the Company set forth in the Merger Agreement shall have been true and correct in all respects, in the case of any representation or warranty qualified by materiality or Material Adverse Effect, or in all material respects, in the case of any representation or warranty not qualified by materiality or Material Adverse Effect, in each case as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation or warranty speaks as of the date of the Merger Agreement or any other specific date, in which case such representation or warranty shall be true and correct in all respects or all material respects, as the case may be, as of such date);

(b)	The Company shall have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by the Company under the Merger Agreement on or prior to the Closing Date;

(c)	No Proceeding shall be pending by or before any Governmental Authority seeking to, or wherein an unfavorable Order would, (i) prevent the consummation of any of the transactions contemplated by the Merger Agreement or the Related Agreements, (ii) make illegal any of the transactions contemplated by the Merger Agreement or the Related Agreements, (iii) cause any of the transactions contemplated by the Merger Agreement or the Related Agreements to be rescinded following the Closing, or (iv) impose any conditions, restrictions, undertakings, or limitations that, individually or in the aggregate, would impair, or could reasonably be expected to impair, the ability of Live Oak to consummate any of the transactions contemplated by the Merger Agreement or the Related Agreements;

(d)	Since the date of the Merger Agreement, there shall have been no Material Adverse Effect;

(e)	Live Oak shall have received the written Consents set forth in the Merger Agreement in form and substance reasonably satisfactory to Live Oak;

(f)	Live Oak shall have received from the Company each delivery required pursuant to the Merger Agreement;

(g)	Each of the Key Employment Agreements shall be effective and in full force and effect; and, each of the Key Executives shall remain employed by the Company and none of the Key Executives shall have expressed an intention to terminate his or her employment with the Company or withdraw or rescind his or her Key Employment Agreement (except in each case due to disability or death);

(h)	No Specified Shareholder shall have sought, or threatened, to withdraw or rescind his or her Non-Competition Agreement; and

(i)	All parties to the Lock-Up Agreement (other than Live Oak) shall have delivered, or cause to be delivered, to Live Oak, copies of the Lock-Up Agreement, duly executed by such parties.

The Company

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)	Each of the representations and warranties of Live Oak in the Merger Agreement set forth in the sections titled (i) Organization and Authorization and (ii) Brokers (the “Live Oak Fundamental Representations”) of Live Oak and Merger Sub shall be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such Live Oak Fundamental Representation speaks as of the date of the Merger Agreement or any other specific date, in which case such Live Oak Fundamental Representation shall be true and correct as of such date). Each of the other representations and warranties of Live Oak and Merger Sub set forth in the Merger Agreement shall have been true and correct in all respects, in the case of any representation or warranty qualified by materiality, or in all material respects, in the case of any representation or warranty not qualified by materiality, in each case as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation or warranty speaks as of the date of the Merger Agreement or any other specific date, in which case such representation or warranty shall be true and correct in all respects or all material respects, as the case may be, as of such date);

(b)	Live Oak and Merger Sub shall have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by Live Oak and Merger Sub under the Merger Agreement on or prior to the Closing Date;

(c)	The Company shall have received from Live Oak and Merger Sub each delivery required pursuant to the Merger Agreement; and

(d)	Live Oak shall have raised at least $200,000,000 in cash in an equity financing to be consummated in connection with the Closing (the “PIPE”). Live Oak’s cash and cash equivalents from all sources at the Closing, after giving effect to redemptions made by certain Live Oak Stockholders, when added together with the amount of all net proceeds from the PIPE, along with any additional private financing or backstop arrangements concurrent with the Closing that may be pursued by Live Oak at its sole discretion, shall be at least $300,000,000.

Termination

The Merger Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Closing, as follows:

(a)	By mutual written consent of the Company and Live Oak.

(b)	By either the Company or Live Oak, if the Closing does not occur on or prior to March 31, 2021 (the “Outside Date”); provided, however, that the right to terminate Merger Agreement under this subsection (b) will not be available to a Party whose breach of or failure to perform any of its representations, warranties, covenants, or agreements contained in the Merger Agreement has been the cause of or has resulted in the failure of the Closing to occur on or prior to the Outside Date.

(c)	By Live Oak if (i) the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in a failure of a condition for the benefit of Live Oak and (B) (1) if capable of being cured, has not been cured by the Company by the earlier of the Outside Date and the date that is ten (10) days after the Company’s receipt of written notice from Live Oak stating Live Oak’s intention to terminate the Merger Agreement or (2) is incapable of being cured; or (ii) the Company has not delivered to Live Oak a certified copy of the Written Consent by 5:00 p.m. (Central Time) on the tenth Business Day immediately following the date that the Registration Statement is declared effective by the SEC.

(d)	By the Company if (i) Live Oak or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in a failure of a condition for the benefit of the Company and (B) (1) if capable of being cured, has not been cured by Live Oak by the earlier of the Outside Date and the date that is ten (10) days after Live Oak’s receipt of written notice from the Company stating the Company’s intention to terminate the Merger Agreement or (2) is incapable of being cured; or (ii) Live Oak fails to receive the requisite vote to approve each of the Live Oak Proposals by the Outside Date.

Effect of Termination

If the Merger Agreement is terminated, the Merger Agreement will immediately become void and have no further force or effect, with no liability under the Merger Agreement on the part of any party to any other party except as set forth in the Merger Agreement, and no such termination will relieve any party from liability for any fraud, intentional misrepresentation, or intentional or willful breach of the Merger Agreement by such party prior to such termination.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement filed with this Current Report on Form 8-K. The Merger Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Live Oak, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Live Oak, the Company and Merger Sub contained in the Merger Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Live Oak, the Company or Merger Sub.

Stockholder Support Agreements

On October 3, 2020, certain Shareholders, representing a majority of the shares of Company Common Stock outstanding, entered into the Support Agreements (the “Support Agreements”) pursuant to which such Shareholders agreed to vote all of their shares of Company Common Stock in favor of the approval and adoption of the Proposed Transactions. Additionally, such Shareholders have agreed not to (a) transfer any of their shares of Company Common Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Support Agreements.

The foregoing description of the Support Agreements is qualified in its entirety by reference to the full text of the Form of Support Agreement, a copy of which is included as Exhibit A to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreement

In connection with the Proposed Transactions, Live Oak and certain Shareholders (“Stockholder Parties”) will enter into the Lock-Up Agreement at the Closing. Pursuant to the terms of the Lock-Up Agreement. The Lock-Up Agreement provides for the securities of Live Oak held by the Shareholders to be locked-up for a period of time following the Effective Time of the Merger (the “Effective Time”), as described below, subject to certain exceptions. The securities held by the Original Holders will be locked-up until the earlier of (i) one year after the Effective Time or (ii) subsequent to the Effective Time, (x) if the reported closing price of the Live Oak Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any 30-trading day period commencing at least one hundred fifty (150) days after the Effective Time, or (y) the date on which Live Oak completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Live Oak’s stockholders having the right to exchange their shares of Live Oak Common Stock for cash, securities or other property (the “Lock Up Period”).

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit B to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Merger Agreement, on October 3, 2020, Live Oak accepted separate subscription agreements (the “Subscription Agreements”) with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, and Live Oak has agreed to sell to the PIPE Investors, an aggregate of 21,000,000 shares of Live Oak Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and at an aggregate purchase price of $210,000,000, in a private placement (the “PIPE”).

Each Subscription Agreement contains customary representations and warranties of Live Oak, on the one hand, and the applicable PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the Proposed Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, Live Oak agreed that, within 30 calendar days after the Closing Date (the “Filing Deadline”), Live Oak will file with the SEC (at Live Oak’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and Live Oak will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 120th calendar day if the SEC notifies Live Oak that it will “review” the PIPE Resale Registration Statement) following the Filing Deadline and (ii) the 10th business day after the date Live Oak is notified (orally or in writing, whichever is earlier) by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Non-Competition Agreements

In connection with the execution of the Merger Agreement, Live Oak and certain Specified Shareholders of the Company entered into the Non-Competition Agreements, pursuant to which such Specified Shareholders agreed, among other things, to not (i) own, manage, operate, control, have any interest in, financial or otherwise, participate in, consult or perform services for, render services in any form to any person in, or otherwise carry on, whether as principal, agent, independent contractor, consultant, partner, manager, member, executive, employee, representative or licensor or otherwise, any business that is competitive with the Business in any geographic area throughout the world in which the Company and any of its subsidiaries has conducted any aspects of the Business during the 12-month period prior to the date of Non-Competition Agreements (a “Competing Business”); (ii)(A) solicit, attempt to solicit, assist in soliciting, directly or indirectly, individually (other than on behalf of Live Oak and its subsidiaries) or on behalf of a Competing Business, any customer, vendor, supplier, licensor, licensee, or other business relation of Live Oak and its subsidiaries, or induce or encourage, or attempt to induce or encourage, any customer, vendor, supplier, licensor, licensee, or other business relation of Live Oak and its subsidiaries, in each such case to cease doing business with Live Oak and its subsidiaries or (B) in any way interfere with the relationship between Live Oak and its subsidiaries and any current customer, vendor, supplier, licensor, licensee, or other business relation of Live Oak or its subsidiaries; or (iii)(A) solicit or recruit, or attempt to solicit or recruit, any officer, employee, representative, or agent of Live Oak or any of its subsidiaries who has been hired or engaged by Live Oak or any of its subsidiaries (including the Company and its subsidiaries) to leave the employ of Live Oak or any of its subsidiaries or (B) hire any such individual. The agreements summarized above are subject to customary exceptions and qualifications.

The foregoing description of the Non-Competition Agreements is qualified in its entirety by reference to the full text of the form of the Non-Competition Agreement, a copy of which is included as Exhibit C to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Live Oak that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On October 5, 2020, Live Oak and the Company issued a joint press release announcing the execution of the Merger Agreement and announcing that Live Oak and the Company will hold a conference call on October 5, 2020 at 9:00 a.m. Eastern Time (the “Conference Call”)]. A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that Live Oak and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference. The information contained in this Item 7.01 and such exhibits and the information set forth therein are being furnished only and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by Live Oak in presentations for certain of Live Oak’s stockholders and other persons. The information contained in this Item 7.01 and such exhibit and the information set forth therein is being furnished only and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

In connection with the Proposed Transactions, Live Oak intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Live Oak’s Common Stock in connection with Live Oak’s solicitation of proxies for the vote by Live Oak’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities of Live Oak to be issued in connection with the Proposed Transactions. After the Registration Statement has been filed and declared effective, Live Oak will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Live Oak, the Company and the Proposed Transactions. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Live Oak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Live Oak Acquisition Corp., 774A Walker Rd, Great Falls, VA 22066 or (901) 985-2865.

Participants in the Solicitation

Live Oak and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Current Report on Form 8-K, regarding Live Oak’s proposed business combination with the Company, Live Oak’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the respective management of Live Oak and the Company and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Live Oak the Company. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Live Oak or the Company is not obtained; failure to realize the anticipated benefits of Proposed Transactions; risk relating to the uncertainty of the projected financial information with respect to the Company; the amount of redemption requests made by Live Oak’s stockholders; the overall level of consumer demand for the Company’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of the Company’s customers; the Company’s ability to implement its business strategy; changes in governmental regulation, the Company’s exposure to intellectual property, product liability or product warranty claims and other loss contingencies; disruptions and other impacts to the Company’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of the Company’s manufacturing facilities and suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on the Company and its suppliers and customers; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, the Company’s information systems; fluctuations in the price, availability and quality of raw materials and contracted products as well as foreign currency fluctuations; the Company’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. More information on potential factors that could affect our financial results is included from time to time in Live Oak’s public reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. If any of these risks materialize or Live Oak’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Live Oak nor the Company presently know, or that Live Oak and the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Live Oak and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Live Oak and the Company may elect to update these forward-looking statements at some point in the future, Live Oak and the Company specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Live Oak’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger, dated as of October 3, 2020, by and among Live Oak, Merger Sub, the Company, Live Oak Sponsor Partners, LLC, as representative for Live Oak, for certain purposes described in the Merger Agreement and John A. Dowdy, Jr., as representative of the shareholders of the Company for certain purposes described in the Merger Agreement.
10.1	Form of Subscription Agreement.
99.1	Press Release, dated October 5, 2020 (furnished only).
99.2	Conference Call Script (furnished only).
99.3	Form of Investor Presentation (furnished only).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: October 5, 2020

LIVE OAK ACQUISITION CORP.

By:	/s/ Andrea K. Tarbox
	Name:	Andrea K. Tarbox
	Title:	Chief Financial Officer